Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-177112

October 24, 2013

Prologis, L.P.

Final Term Sheet

October 24, 2013

3.350% Notes due 2021

Issuer:	Prologis, L.P.

Guarantor:	Prologis, Inc.

Security:	3.350% Notes due 2021

Size:	$500 million

Ratings (Moody’s/S&P/Fitch)*:	Baa2/BBB/BBB

Maturity Date:	February 1, 2021

Coupon:	3.350% per annum, payable semi-annually

Interest Payment Dates:	February 1 and August 1, commencing February 1, 2014

Price to Public:	99.984%

Underwriting Discounts:	0.625%

Net Proceeds, after underwriting discount but before expenses, to Prologis, L.P.:	$496,795,000

Use of Proceeds:	In the short term, Prologis, L.P. intends to use the net proceeds from the sale of the 2021 Notes to repay borrowings under its global line and to fund the cash purchase of certain of its senior notes that are tendered pursuant to its offers to purchase such notes, which commenced on October 24, 2013. Prologis, L.P. may also use the net proceeds to repay or repurchase other indebtedness and for general corporate purposes.

Spread to Benchmark Treasury:	+ 145 basis points

Benchmark Treasury:	2.00% due September 30, 2020

Benchmark Treasury Spot:	100 - 20

Benchmark Treasury Yield:	1.903%

Reoffer Yield:	3.353%

Make-Whole Call:	At any time prior to November 1, 2020, based on the Treasury Rate +25 basis points or on or after November 1, 2020 at par.

Settlement Date:	November 1, 2013 (T+6)

Trade Date:	October 24, 2013

CUSIP/ISIN:	74340X AY7 / US74340XAY76

Joint Book-Running Managers:	Goldman, Sachs & Co. Morgan Stanley & Co. LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Senior Co-Managers:	Citigroup Global Markets Inc. RBS Securities Inc. SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Co-Managers:	Credit Suisse Securities (USA) LLC Mitsubishi UFJ Securities (USA), Inc. PNC Capital Markets LLC Scotia Capital (USA) Inc. U.S. Bancorp Investments, Inc.

Junior Co-Managers:	BBVA Securities Inc. Credit Agricole Securities (USA) Inc. HSBC Securities (USA) Inc. ING Financial Markets LLC Regions Securities LLC The Williams Capital Group, L.P.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and supplement thereto in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuers and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: Goldman, Sachs & Co., Attn: Prospectus Department, 200 West Street, New York, NY 10282, toll free telephone: 866-471-2526, facsimile: 212-902-9316, or e-mail: prospectus-ny@ny.email.gs.com.; Morgan Stanley & Co. LLC, Morgan Stanley Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014, Attn: Prospectus Department, toll free telephone: 1-866-718-1649, or email: prospectus@morganstanley.com.; Merrill Lynch, Pierce, Fenner & Smith Incorporated, Attn: Prospectus Department, 222 Broadway, 11th Floor, New York, New York 10038, telephone: 1-800-294-1322, or email: dg.prospectus_requests@baml.com; Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005, telephone: 1-800-503-4611, or email: prospectus.cdpg@db.com or by calling J.P. Morgan Securities LLC collect at 212-834-4533.